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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 7 2015 PROCESSING WASH

SEC FILE NUMBER
8- 44108

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert R. Meredith & Co., Inc.   OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   FIRM I.D. NO.

551 MADISON AVENUE - SUITE 1101
(No. and Street)

NEW YORK   N.Y.   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J Potter - 212-969-9292 or 201 2149789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – if individual, state last, first, middle name)

15565 Northland Drive, Suite 508	Southfield	MI	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _William J. Potter_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Robert R. Meredith & Co, Inc._ , as of _March 16th_ , 20 _15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert R. Meredith & Co., Inc.

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Robert R. Meredith & Co., Inc.
100 Park Avenue
New York , NY 10017

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Robert R. Meredith & Co., Inc. as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Robert R. Meredith & Co., Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert R. Meredith & Co., Inc. as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Robert R. Meredith & Co., Inc. financial statements. Supplemental Information is the responsibility of Robert R. Meredith & Co., Inc. 's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation

1

to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 13, 2015

Robert R. Meredith & Co., Inc.
BALANCE SHEET
As of December 31, 2014

ASSETS

CURRENT ASSETS

Cash In Bank	$	313.42
Accounts Receivable		729.95
Investments		1,154.95
Total Current Assets		2,198.32

PROPERTY AND EQUIPMENT

OTHER ASSETS

Other Receivables	13,620.71
Total Other Assets	13,620.71
TOTAL ASSETS	$ 15,819.03

The footnotes are an integral part of the financial statements.

3

Robert R. Meredith & Co., Inc.
BALANCE SHEET
As of December 31, 2014

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued Liabilities	$	62,093.34
Total Current Liabilities		62,093.34

LONG-TERM LIABILITIES

Total Liabilities		62,093.34

STOCKHOLDERS' EQUITY

Capital Stock, no par value, 200 share authorized, 100 shares issued and outstanding	100,000.00
Paid in Excess	793,476.00
Retained Earnings	(939,750.31)
Total Stockholders' Equity	(46,274.31)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 15,819.03

The footnotes are an integral part of the financial statements.

4

Robert R. Meredith & Co., Inc.
STATEMENT OF INCOME

12 Months Ended
December 31, 2014

Revenues

Dividend Income	$	1,203.06
Gain(loss) on security trading		14,824.50
Total Revenues		16,027.56

Operating Expenses

Employee compensation and ben	349.00
Floor brokerage, exchange, and c	175.00
Communications and data proces	2,626.97
Occpancy	600.00
Other expenses	96,111.70
Total Operating Expenses	99,862.67
Operating Income (Loss)	(83,835.11)
Net Income (Loss)	$ (83,835.11)

The footnotes are an integral part of the financial statements.

5

Robert R. Meredith & Co., Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2014
Beginning of Period	$ (855,872.30)
Plus: Net Income	$ (83,878.01)
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ (939,750.31)

The footnotes are an integral part of the financial statements.

6

Robert R. Meredith & Co., Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (83,878.01)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	58,003.05
Accounts Receivable	10,262.41
Other	(13,620.71)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	26,962.00
Total Adjustments	81,606.75
Net Cash Provided By (Used in) Operating Activities	(2,271.26)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,271.26)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,584.68
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 313.42

The footnotes are an integral part of the financial statements.

7

ROBERT R. MEREDITH & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2014	100	$ 100,000	100	$ 793,476	-	$ -	$ (855,872)	$ 37,604
Net Income	-	-	-	-	-	-	(83,878)	(83,878)
Capital Transactions	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2014	$ 100	$ 100,000	$ 100	$ 793,476	$ -	$ -	$ (939,750)	$ (46,274)

The footnotes are an integral part of the financial statements.

8

ROBERT R. MEREDITH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Robert R. Meredith & Co., Inc. (the Company) was incorporated in the State of New York .The Company has adopted a calendar year.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ROBERT R. MEREDITH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

Income taxes

The Company files its federal, state and city income taxes on a consolidated basis with its parent. Income taxes are allocated to each company within the consolidated group as if each company filed its income tax returns separately. The Company complies with FASB ASC 740-10, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carry forwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1; the Company is under capital.

ROBERT R. MEREDITH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

At December 31, 2014, the Company had a net receivable from its Officer and MFG:.

Description	Amount	Description	Amount
Due from Officer	13,620.71	Due from Meredith Group.	8,828.66
Total	13,620.71	Total	8,828.66

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – RENT

The rent expense for the year was $600.00; the entire amount was expensed as incurred.

NOTE G – ADVERTISING

The advertising expense for the year was $135.00; the entire amount was expensed as incurred.

ROBERT R. MEREDITH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE H – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable place. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2014 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2014		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	1,154.95	1,154.95
Total	$ 1,154.95	$ 1,154.95

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

ROBERT R. MEREDITH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2014		
Mutual Funds	$ 0.00	$ 0.00
Marketable Securities	1,154.95	1,154.95
Total	$ 1,154.95	$ 1,154.95

NOTE I – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE J – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 13, 2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ (46,274.00)
Nonallowable assets:		
Other Assets	14,776.00	
Fixed Assets	0.00	
Accounts receivable – other	728.00	(15,504.00)
Other Securities	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ (61,778.00)

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 4,142.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ (66,778.00)

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 62,093.00
Percentage of aggregate indebtedness to net capital	100.51%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ (70,609.00)
Adjustments:	
Change in Equity (Adjustments)	8,831.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	0.00
Change in Undue Concentration	0.00
NCC per Audit	(61,778.00)
Reconciled Difference	$ (0.00)

Robert R. Meredith & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. This is piggy bank relationship through Garwood with JP Morgan Chase.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 13, 2015

Board of Directors
Robert R. Meredith & Co., Inc.
15 Maiden Lane
Suite 1002
New York, NY 10038

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Robert R. Meredith & Co., Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robert R. Meredith & Co., Inc. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Robert R. Meredith & Co., Inc. stated that Robert R. Meredith & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Robert R. Meredith & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robert R. Meredith & Co., Inc. compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr CPA

Edward Richardson, Jr., CPA

Robert R. Meredith & Co., Inc.

March 13, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson Jr.,

Please be advised that Robert R. Meredith & Co., Inc. has complied with Exemption Rule 15c3-3 (k) (2)(ii), for the period of January 1, 2014 through December 31, 2014. Robert R. Meredith & Co., Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Robert R. Meredith & Co., Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

William J. Potter, the president of Robert R. Meredith & Co., Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

William J. Potter, has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Robert R. Meredith & Co., Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 201-214-9789.

Very truly yours,

Robert R. Meredith & Co., Inc.
William J. Potter.
President